U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Hagood, R. Stephen
   914 Fox Road
   Knoxville, TN USA 37922
2. Date of Event Requiring Statement (Month/Day/Year)
   8/25/98
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   BankFirst Corporation BKFR
Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director  ( ) 10% Owner (x) Officer (give title below)
   ( ) Other (specify below)
   Executive V.P. & CLO
If Amendment, Date of Original (Month/Year)

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 Table I -- Non-Derivative Securities Beneficially Owned
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |25655                 |D               |                                               |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securities Beneficially Owned                                                                              |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship:        |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
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Convertible Preferred   |8/25/98  | [1]     |Common Stock           |10870    | [2]      |D            |                           |
Stock                   |         |         |                       |         |          |             |                           |
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Common Stock Option Plan|12/31/93 |12/31/03 |Common Stock           |45235    |3.72      |D            |                           |
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Common Stock Option Plan|4/17/95  |4/17/05  |Common Stock           |1850     |6.47      |D            |                           |
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Common Stock Option Plan| [3]     |3/21/07  |Common Stock           |6250     |7.68      |D            |                           |
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Common Stock Option Plan| [4]     |1/2/08   |Common Stock           |5500     |8.8       |D            |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Convertible Preferred Stock Does Not Have a Maturity Date
2. Each Convertible Preferred Share is Exchangeable at the Option of the Holder For 3.0875 Common Shares
3. Option granted 3/21/97 and vests 20% per year
4. Option granted 01/02/98 and vests 20% per year


SIGNATURE OR REPORTING PERSON

DATE